June 30, 2014
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, DC 20549-7010

RE:	Apollo Education Group, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2013
File No. 0-25232
Filed October 22, 2013

Dear Mr. Spirgel:
This letter responds to the Staff’s request for information during a June 19, 2014 phone conversation with Ivette Leon, Assistant Chief Accountant, and Christy Adams, Senior Staff Accountant, relating to our Form 10-K for the fiscal year ended August 31, 2013 filed October 22, 2013. The following summarizes the nature of our restricted cash and our classification of restricted cash activity on our statements of cash flows.
Nature of our Restricted Cash
Substantially all of our restricted cash represents funds held for students of University of Phoenix (the “University”) for unbilled educational services that were received from U.S. federal financial aid programs established by Title IV of the Higher Education Act and regulations promulgated thereunder (“Title IV”). These programs include various student loans and Pell Grants. The University is required to maintain and restrict funds associated with these programs pursuant to the terms of its program participation agreement with the U.S. Department of Education. Accordingly, we record these Title IV funds when they are received as restricted cash on our balance sheets with an offsetting liability recorded as student deposits.
Classification of Restricted Cash Activity on our Statements of Cash Flows
As disclosed on page 80 of our August 31, 2013 Form 10-K, restricted cash is excluded from cash and cash equivalents on our statements of cash flows. We determine the appropriate classification of restricted cash activity on our statements of cash flows principally based on the nature of our restricted cash and the predominant source of the associated cash flows in relation to our operations. As described above, our restricted funds are a core activity of our operations. Accordingly, we believe the presentation of changes in such funds as an operating activity more appropriately reflects the nature of our restricted cash.
In determining the appropriate classification, we also considered the impact of changes in our student deposits liability on our operating cash flows. For example, if we presented changes in restricted cash as

Mr. Larry Spirgel
June 30, 2014

an investing activity, our cash flow statements would reflect an investing cash outflow (i.e., for the increase in restricted cash) and an operating cash inflow (i.e., for the increase in student deposit liability) in the period we receive and restrict such cash. However, such cash would not immediately be available for use in our operations. By presenting the changes in restricted cash as an operating activity consistent with changes in our student deposit liability, we incur no net impact on operating cash flows in the period such cash is collected and restricted because there is a simultaneous operating cash inflow and outflow. We believe this presentation more accurately reflects our cash flows since our restricted cash directly relates to our operations and, accordingly, provides the most useful and transparent presentation of our sources and uses of cash flows for users of our financial statements.
We also considered guidance delivered in a speech by then Chief Accountant in the SEC’s Division of Corporation Finance, Ms. Carol Stacey, at the 2006 AICPA National Conference on Current SEC and PCAOB Developments. In that speech, Ms. Stacey noted the following example illustrating that classification of changes in restricted cash as an operating activity may be acceptable based on the nature of an entity’s operations:
A university may receive cash for a Pell Grant, which would represent restricted cash. If the student receiving the grant leaves the university, the cash must be returned to the government. Since the nature of the activity and the predominant source of the cash flows relate to the university’s operations (i.e., student tuition), it may be acceptable to classify changes in restricted cash related to the Pell Grant in operating activities rather than in investing activities.
The facts and circumstances in the above example are consistent with the nature of our restricted cash and our operations, and we believe the example supports our classification of changes in restricted cash as an operating activity.
For the above reasons, we believe our classification of changes in restricted cash on our statements of cash flows is appropriate and consistent with the Financial Accounting Standards Board’s Accounting Standards Codification 230, Statement of Cash Flows.
* * * *
We acknowledge that:
1. we are responsible for the adequacy and accuracy of the disclosure in the filing;
2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3. we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please let me know if you have questions or if we can be helpful in any other way. I can be reached via phone: 602 557-1534; fax: 602 383-5400; or email: brian.swartz@apollo.edu. Additionally, please feel free to contact Greg Iverson, Vice President, Chief Accounting Officer and Controller at 602 557-1193; fax: 602 383-9876; or email: greg.iverson@apollo.edu.

Mr. Larry Spirgel
June 30, 2014

Very truly yours,

APOLLO EDUCATION GROUP, INC.

/s/ Brian L. Swartz
Brian L. Swartz Senior Vice President and Chief Financial Officer